UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

| X | ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 |

For the fiscal year ended December 30, 2003

OR

| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 |

For the transition period from _____ to_____

Commission file number: 1-8865

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIERRA HEALTH SERVICES, INC.
2724 NORTH TENAYA WAY
LAS VEGAS, NEVADA 89128

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

TABLE OF CONTENTS

Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sierra Health Automatic Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Sierra Health Automatic Retirement Plan (the "Plan") as of December 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Sierra Health Automatic Retirement Plan as of December 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Las Vegas, Nevada
June 22, 2004

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

**Statements of Net Assets Available for Benefits as of
December 30, 2003 and 2002**

	2003	2002
ASSETS		
INVESTMENTS AT FAIR VALUE:		
Mutual Funds	$70,983,764	$51,370,416
Common/Collective Trust Funds	16,162,347	10,976,994
Company Stock	8,808,512	4,635,981
Participant Loans	1,475,360	1,397,626
Total Investments	97,429,983	68,381,017
RECEIVABLES:		
Employer Contributions	157,005	442,678
Employee Contributions	248,397	225,119
Total Receivables	405,402	667,797
NET ASSETS AVAILABLE FOR BENEFITS	$97,835,385	$69,048,814

See Accompanying Notes to Financial Statements

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 30, 2003 and 2002

	2003	2002
ADDITIONS:		
Investment Income (Loss):		
Interest and Dividends	$ 995,512	$ 908,943
Net Increase (Decrease) in Fair Value	19,857,450	(9,260,091)
Net Investment Income (Loss)	20,852,962	(8,351,148)
Contributions:		
Employer	5,152,936	4,943,908
Participants	8,167,342	7,358,545
Rollovers	247,307	404,887
Total Contributions	13,567,585	12,707,340
NET ADDITIONS	34,420,547	4,356,192
DEDUCTIONS:		
Benefits Paid to Participants	(5,551,596)	(5,828,329)
Plan Expenses	(42,680)	(34,606)
Other Deductions	(39,700)	(15,394)
Total Deductions	(5,633,976)	(5,878,329)
NET INCREASE (DECREASE)	28,786,571	(1,522,137)
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	69,048,814	70,570,951
END OF YEAR	$97,835,385	$69,048,814

See Accompanying Notes to Financial Statements

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Notes to Financial Statements

NOTE 1. PLAN DESCRIPTION

General Description - The Sierra Health Automatic Retirement Plan (the "Plan") is a qualified, defined contribution profit sharing/401(k) plan sponsored, managed, and administered by Sierra Health Services, Inc. (the "Company"). Prudential Financial serves as trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A brief description of certain Plan provisions, as amended, follows. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

Contributions – For 2003, participants may contribute up to 25% of their earned compensation during each payroll period in which the Employee is an eligible participant. The Company makes matching contributions of 100% of a participant's contribution up to a maximum of 3% of the participant's eligible compensation. Participant contributions above 3% but not exceeding 9% are matched 50% by the Company. The maximum Company contribution is 6% of a participant's eligible compensation. Participant and employer contributions are subject to Internal Revenue Service ("IRS") limits. Company matches are invested, based on participant selections, into the common trust funds. In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, employees age 50 and older are permitted to make additional "catch up" contributions not to exceed $2,000 in 2003. The employer does not match the "catch up" contributions.

Vesting - Participants are immediately vested in their voluntary contributions and earnings thereon. Participants are also immediately vested in the Company contribution made on their behalf up to 4% of the participant's eligible compensation. The remaining Company contribution vests based on years of service—one-third per year of service—and is fully vested after three years of service with the Company. If a participant becomes permanently disabled, their account is 100% vested without regard to years of service.

Eligibility - All employees of the Company not covered by a collective bargaining agreement become participants in the Plan after they have completed one year of service and are age twenty-one or older. The Plan defines a year of service as one in which the employee works at least 1,000 hours.

Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Plan earnings.

Payment of Benefits - Upon termination of employment, participants may elect to receive a lump-sum payment of their vested account balance, one of several annuity payment options, or may transfer their vested account balance to a tax-deferred account.

Termination of Plan - Although the Company has not indicated any intention to terminate the Plan, or contributions thereto, it may do so at any time. Upon termination or partial termination, each participant's account will become 100% vested.

Income Taxes - In November 1995, the Plan received its latest determination letter from the IRS stating that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC") and thus exempt from income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the financial statements.

Administrative Expenses - The Plan's administrative expenses are allocated to participant accounts on an annual basis. In addition, the Plan's sponsor paid $17,500 and $18,130 in plan expenses for 2003 and 2002, respectively.

Investment in Company Stock - Investments in Company common stock are limited to 30 percent of employee elected deferrals and unlimited on employer match amounts.

Forfeitures - Forfeited accrued benefits may be used to reduce employer contributions.   Total forfeitures used in 2003 were $64,579 and none of the forfeitures were used in 2002.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements are prepared using the accrual method of accounting and conform to the American Institute of Certified Public Accountants' accounting and auditing guide, *Audits of Employee Benefit Plans.*   Accordingly, income is recorded in the period earned, expenses in the period incurred and the purchase and sale of investments as of the trade date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.   Actual results could differ from those estimates.   The Plan utilizes various investment instruments.   Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.   Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments - Investments are stated at approximate fair market value.   The fair market value of equity and fixed income securities is determined principally from quoted market prices.   The fair market value of common trust funds is based on the Plan's allocable interest in the fair market value of securities in those funds.   Participant loans are valued at cost plus accrued interest, which approximates fair value.   Unrealized gains and losses are recorded in the period in which they occur. The Trustee of the Plan holds all assets.   The Company match is made in cash and is invested based upon employee selections.

Reclassifications – Certain reclassifications have been made to the 2002 financial statements in order to conform to 2003 presentation.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Notes to Financial Statements

NOTE 3. INVESTMENTS

Increase / (decrease) in the fair value of the Plan's investments by type of investment is as follows:

	2003	2002
Mutual Funds	$12,319,245	$(11,183,095)
Common/Collective Trust Funds	535,248	487,506
Common Stock	7,002,957	1,425,606
Limited Partnerships	0	9,892*
Net Increase (Decrease)	$19,857,450	$(9,260,091)

* Non-participant directed.

Investments equal to 5% or more of the Plan's total net assets available for benefits at December 30, 2003 and 2002 were:

	2003	2002
Van Kampen Equity Income Fund	$18,253,912	$15,124,233
Prudential Stable Value Fund	16,162,347	10,976,997
Prudential Jennison Growth Fund	13,608,039	8,644,339
Davis NY Venture Fund	9,201,049	5,097,584
Sierra Health Services Inc., Common Stock	8,808,512	4,635,981
PIMCO Total Return Fund	7,282,223	6,587,703
Prudential Jennison Equity Opportunity	5,944,829	4,144,288

NOTE 4. PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTE 5.   PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Participant loans receivable are collateralized by vested account balances and are repaid through payroll deductions over a term not exceeding five years. The term may be extended if the proceeds are used for the purchase of a primary residence. The loans bear interest at 1% over the prime commercial rate on the first day of the month in which the loan is issued.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Notes to Financial Statements

NOTE 6. EMPLOYER DIRECTED INVESTMENTS

Information about the significant components of the changes in net assets relating to the employer directed investments is as follows as of December 30, 2002:

	2002
Changes in Net Assets:	
Net Increase	$ 9,892
Transfers to Participant Directed Investments	(347,992)
Net Decrease	(338,100)
Net Assets:	
Employer Directed, Beginning of Year	338,100
Employer Directed, End of Year	$ 0

The Plan Sponsor was granted an exemption by the United States Department of Labor, Pension and Welfare Benefits Administration, from the prohibited transaction rules of ERISA and, was allowed to purchase from the Plan the limited partnership units held in the Employer Directed Investment Program at their fair market value. This purchase in the amount of $250,092, was completed in March of 2002.

NOTE 7. RELATED PARTY TRANSACTION

Certain Plan investments are shares of mutual funds managed by Prudential, the Plan's trustee; therefore, these transactions qualify as party-in-interest transactions.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 30, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Rate of Interest, Collateral, Par, or Maturity Date	(d) Current Value
	INVESTMENT FUNDS		
	Davis NY Venture Fund	Mutual Fund	$ 9,201,049
*	Dryden Short-term Corporate Bond Fund.............	Mutual Fund	2,556,657
*	Dryden Stock Index Fund	Mutual Fund	3,581,553
	EuroPacific Growth Fund..................................	Mutual Fund	3,087,950
	Fidelity Advisor Small Cap Fund........................	Mutual Fund	2,657,231
	Franklin Balance Sheet Investment Fund.............	Mutual Fund	4,293,316
	Franklin US Government Securities	Mutual Fund	517,005
	PIMCO Total Return Fund.................................	Mutual Fund	7,282,223
*	Prudential Jennison Equity Opportunity...............	Mutual Fund	5,944,829
*	Prudential Jennison Growth Fund	Mutual Fund	13,608,039
*	Prudential Stable Value Fund............................	Common/Collective Trust	16,162,347
	Van Kampen Equity Income Fund	Mutual Fund	18,253,912
*	Sierra Health Services, Inc., Common Stock	Company Stock	8,808,512
			95,954,623
	PARTICIPANT LOANS		
*	Participant Loans	Interest rates from 5.0 % to 10.5%; maturities from January 2003 through November 2021	1,475,360
	Total Investments..		$97,429,983

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
(Name of Plan)

Date: June 28, 2004

/s/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President of Finance,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)